UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-9924
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
CITIGROUP 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CITIGROUP INC.
399 Park Avenue
New York, New York 10043

CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Plans Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for plan benefits of the Citigroup 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 28, 2007

CITIGROUP 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments (at fair value)	$12,922,883,732	11,664,744,185
Wrapper contracts (at fair value)	165,008	—

Total investments	12,923,048,740	11,664,744,185

Receivables:
Receivable for investments sold but not delivered	12,846,303	8,797,779
Interest and dividends	6,796,145	5,618,161
Employer contributions	75,161,778	69,237,764
Due from Security Bank N.A. Profit Sharing Plan	—	1,483,996

Total receivables	94,804,226	85,137,700

Total assets	13,017,852,966	11,749,881,885

Liabilities:
Payable for investments purchased but not received	6,241,410	3,362,898
Payable for trustee and administrative fees	1,466,295	1,454,345

Total liabilities	7,707,705	4,817,243

Net assets reflecting all investments at fair value	13,010,145,261	11,745,064,642
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	13,260,866	5,576,780

Net assets available for plan benefits	$13,023,406,127	11,750,641,422

See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Dividends	$359,986,996	296,860,608
Interest	102,379,994	95,740,802
Net appreciation in fair value of investments	1,179,298,137	309,811,749

Net investment income	1,641,665,127	702,413,159

Contributions:
Participants	696,615,492	579,331,069
Employer	75,161,778	69,237,764

Total contributions	771,777,270	648,568,833

Total additions	2,413,442,397	1,350,981,992

Deductions from net assets attributable to:
Distributions to participants	1,136,911,286	978,910,901
Trustee and administrative expenses	3,766,406	4,668,850

Total deductions	1,140,677,692	983,579,751

Net increase before transfers	1,272,764,705	367,402,241

Transfers in from other plans (note 1)	—	32,406,414
Transfers out to other plan (note 1)	—	(9,618,003)

Net increase after transfers	1,272,764,705	390,190,652

Net assets available for plan benefits at:
Beginning of year	11,750,641,422	11,360,450,770

End of year	$13,023,406,127	11,750,641,422

See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of Plan

The following brief description of the Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citigroup Inc. (the Company) and its subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan was designed as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). Effective March 1, 2003, the Plan consists of an ESOP component and a non-ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan, provided that these amounts are attributable to Company contributions and earnings thereon made to participant accounts for any Plan year beginning on or after January 1, 2003.

Effective January 2, 2006, the Salomon Brothers Investors Value Fund was eliminated in its entirety as an investment option in the Plan. Assets that remained in this fund up to December 30, 2005 were automatically transferred to the Citi Institutional Liquid Reserves Fund.

Effective April 7, 2006, as a result of the December 1, 2005 sale of Citigroup Asset Management (CAM) to Legg Mason, Inc. (Legg Mason), the six Smith Barney Fund Management LLC (Smith Barney) Funds within the Plan were renamed Legg Mason Partner Funds. The investment manager of these funds became a wholly owned subsidiary of Legg Mason. Also, the Salomon High Yield Bond fund and the Salomon Brothers Capital Fund were renamed Legg Mason Partner Funds. As part of this transaction agreement, some Legg Mason employees transferred to CAM and some employees transferred to Legg Mason.

Legg Mason employees were permitted to rollover their Plan loan notes to the Plan within 90 days after December 1, 2005. CAM employees who participated in the Plan, and whose employment transferred to Legg Mason, were no longer eligible to participate in the Plan effective December 1, 2005 and received a pro rata employer match for plan year 2005. There were no Plan assets transferred out during 2006 or 2005 due to this transaction. CAM employees were permitted to rollover their Plan loan notes to the Legg Mason 401(k) Plan within 90 days after December 1, 2005.

Effective November 30, 2006, the Salomon Brothers Capital Fund was closed to new contributions.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Below is a list of the funds and their legacy and new names:

Legacy name	New name
Smith Barney Government Securities Fund	Legg Mason Partners Government Securities Fund
Smith Barney Appreciation Fund	Legg Mason Partners Appreciation Fund
Smith Barney Fundamental Value Fund	Legg Mason Partners Fundamental Value Fund
Smith Barney Large Cap Growth Fund	Legg Mason Partners Large Cap Growth Fund
Smith Barney Small Cap Value Fund	Legg Mason Partners Small Cap Value Fund
Smith Barney Aggressive Growth Fund	Legg Mason Partners Aggressive Growth Fund
Salomon High Yield Bond Fund	Legg Mason Partners Global High Yield Bond Fund
Salomon Brothers Capital Fund	Legg Mason Partners Capital Fund
Effective June 1, 2005, the Plan account balances of participants who had balances in, but did not contribute to, the Plan since June 2001, and were eligible to participate in the Citibuilder 401(k) Plan for Puerto Rico, were transferred to the Citibuilder 401(k) Plan for Puerto Rico. On June 1, 2005, investments, including loans, in the amount of $9,618,003 were transferred from the Plan to the Citibuilder 401(k) Plan for Puerto Rico.
Effective March 28, 2005, the rules governing mandatory distributions from the Plan were changed so that under the new rules, for participants who terminate employment, balances between $1,000 and $5,000 will be automatically rolled over to an individual retirement account (IRA) designated by the Plan Administrator, if the participant does not elect to have this balance distributed within 90 days after the participant’s receipt of a notice from the Plan. However, distributions for participants who are age 65 or older, and have an account balance of $5,000 or less, are not eligible for an automatic rollover. Participants with accounts valued at less than $1,000 will also be ineligible for an automatic rollover.
Effective February 1, 2005, unless they elect otherwise, employees who were hired on or after this date were automatically enrolled in the Plan 90 days from the date they met the participation requirements under the Plan. In the case of a new or rehired employee who is automatically enrolled, 3% of an employee’s eligible pay is deducted each pay period and deposited into the Citi Institutional Liquid Reserve Fund. If an employee chose not to contribute to the Plan, he or she needed to opt out within 90 days of his or her eligibility date.
On February 1, 2005, Citigroup initiated the Financial Education Program, free of charge, for benefits-eligible employees, with costs paid by the Plan Sponsor. The program features a toll-free telephone number staffed by financial counselors and a secure Web-based tool where employees can obtain asset allocation assistance for their 401(k) plan investments based on their individual risk profile, retirement horizon, and other factors. Ernst and Young’s EY Financial Planner Line manages the telephone financial education program and Financial Engines Online Advisor, a personal online financial advisor service, manages the Web-based tool.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
On January 31, 2005, Citigroup announced an agreement for the sale of Citigroup’s Travelers Life and Annuity (TLA) and, to a large extent, all of Citigroup’s international insurance business to Metropolitan Life, Inc. (MetLife). The transaction occurred on July 1, 2005. There were no Plan assets transferred out during 2006 or 2005 due to this transaction. Therefore, TLA employees were able to retain their account balances in the Plan and be eligible for a half-year match at the end of Plan year 2005.
During 2005, the following plans merged with and into the Plan; there were no mergers during 2006.

	Merger	2005
Name of plan	date	net assets
Citibank Texas National Association 401(k) Profit Sharing Plan, in connection with the acquisition of First American Bank	4/22/05	$28,258,158
Security Bank, N.A. Profit Sharing Plan, in connection with the acquisition of First American Bank	4/22/05	1,483,996
Banco Nacional De Mexico 401(k) Savings Plan, in connection with the acquisition of Grupo Financiero Banamex-Accival	3/1/05	2,630,459
Lava Trading Inc 401(k) Plan loans	1/3/05	33,801

Total		$32,406,414

(b)	Employee Contributions

Eligible employees generally include employees performing services for the Company and participating subsidiaries, as defined in the Plan document. An eligible employee may elect to have a portion of his or her regular pay, which includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount up to 50% of his or her eligible pay (subject to a statutory limitation of $15,000 for 2006 and $14,000 for 2005) as pretax contributions. Employee pretax contributions and employer contributions (described below), as well as the earnings thereon, are taxed to the participant at the time of distribution.

Catch-up contributions, which are in accordance with Section 414 (v) of the Code are also permitted for participants who expect to reach or are over the age 50 by the Plan year-end, by an amount up to 49% of their eligible pay up to $5,000 in 2006 and $4,000 in 2005 bringing those participants’ statutory limitation to $20,000 for 2006 and $18,000 for 2005.

In addition, the Code limits contributions for highly compensated participants, who are participants with annual compensation over $100,000 for 2006 and $95,000 for 2005.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(c)	Employer Contributions

If the participant is an eligible employee whose qualifying compensation is $100,000 or less, and has been employed for a minimum period (generally one year for full-time employees), the participant will be eligible for Company Matching Contributions. Participants must contribute to the Plan to receive Company Matching Contributions. The maximum Company Matching Contributions are the lesser of $1,500 or 3% of eligible pay, as shown on the following table:

Company Matching Contributions
	For each $1 contributed by the
If qualifying compensation for	participant, the Company will
the current year is:	contribute:	To a maximum of:
$0 – $50,000	$3	3% of eligible pay to
$50,000.01 – $75,000	$2	maximum of $1,500
$75,000.01 – $100,000	$1	annually
Greater than $100,000	No matching contribution will be made.
(d)	Participant Accounts

Fund Transfers and Allocation Contributions

Participants may elect to divide their contributions among the investment fund options in whole increments of 1%. Currently, the Company Matching Contributions made to the participants’ accounts must stay in the Citigroup Common Stock Fund for five Plan years, unless the participant has attained age 55.

A participant may elect to suspend his or her contributions, subject to the Plan’s notice requirements. Such a participant may thereafter resume contributions as of the first pay period after completing an election, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions as of the first pay period after making such an election, subject to the Plan’s notice requirements and may elect to change the allocation of future contributions among the funds daily.

A participant may elect to transfer the value of his or her contributions in whole increments of 1% to another investment fund or funds, subject to certain restrictions.

Changes requested by participants are implemented as soon as administratively practicable if in accordance with the Plan document.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(e)	Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

(f)	Investment Options

Citibank N.A. is the Trustee of the Plan. Plan assets are held in a Trust Fund established under the Plan and are invested in one or more of the funds available for investment.

A fifteen-day hold applies to the Plan’s investment funds so that participants cannot transfer money into and out of the same fund within 15 calendar days. This transfer restriction applies to all funds except the Stable Value Fund, which has its own set of restrictions prohibiting transfers into any competing funds, and the Citi Institutional Liquid Reserves Fund.

The State Street Common Stock Fund is a closed fund. Participants may transfer money from this fund to other investment funds under the Plan, but no additional money may be transferred to the State Street Common Stock Fund.

(g)	Vesting

The rights of a participant to his or her own pretax contributions and any earnings thereon are at all times fully vested and nonforfeitable.

A participant becomes vested in his or her Company Matching Contribution:
•	Upon completion of three years of service. Once three years of service have been attained, any employer contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her employer contributions, those contributions will be available for distribution or rollover once he or she leaves the Company.

An exception to the three-year vesting schedule is for former participants of the Associates Savings and Profit Sharing Plan, where Zales employees as of March 8, 2001 are fully vested over a five-year period at the rate of 20% per year of service.

Another exception to the three-year vesting schedule is for the former Geneva ESOP participants at the time of acquisition of Geneva Group Inc. in 2001, where participants are fully vested over a seven-year period at the rate of 10% per year of service for the first four years, then at the rate of 20% for the remaining three years of service.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(h)	Forfeited Accounts

For the years ended December 31, 2006 and 2005, gross employer contributions of $76.5 million and $70.2 million were reduced by allocated forfeitures of $1.3 million and $1.0 million, respectively, resulting in net employer contributions of $75.2 million and $69.2 million, respectively. For the years ended December 31, 2006 and 2005, unallocated forfeitures were $618,684 and $558,314, respectively.

(i)	Participant Loans

Subject to the Plan’s provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at an annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant’s vested account balance or $50,000, less the highest outstanding loan balance in the last twelve months.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual Loan repayments by participants who are no longer employed by the Company are submitted to the Recordkeeper. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participants’ account and bear a fixed rate of interest.

(j)	Withdrawals

Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the value of his or her rollover contributions account, all or a portion of the vested value of his or her employer contribution if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her contributions account in the event of demonstrated financial hardship, subject to the Plan’s provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account. Withdrawals from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(k)	Distributions

A participant, after leaving the Company, can have the total of his or her account distributed in accordance with Plan terms.

If the value of a participant’s account exceeds $5,000, the participant can leave his or her money in the Plan or the participant may request a distribution at any time in the form of a lump-sum payment or installments. However, if the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2, or, if the participant is still employed at age 70 1/2, minimum distributions must commence when the participant retires.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
If the value of a participant’s account is between $1,000 and $5,000, the Plan will automatically roll the participant’s account over to an IRA, if the participant does not elect otherwise within 90 days of receiving a notice from the Plan. This provision does not apply to participants who are age 65 or older. If the Plan participant is age 65 or older and his or her account balance is $5,000 or less, the Plan will distribute his or her account as a lump-sum distribution and withhold the applicable taxes. If the value of a participant’s account is less than $1,000, the Plan will distribute the participant’s account upon termination of employment.

Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of the financial statements are in conformity with U.S. generally accepted accounting principles and requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, additions to net assets, deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan investments are stated at fair value.

Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price.

The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the fund. Funds are valued on a daily basis.

U.S. Government and Agency Obligations are valued based upon bid quotations for identical or similar obligations.

Participant loans and short-term money market investments are valued at cost, which approximates fair market value.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date.

In December 2005, the Financial Accounting Standards Board (FASB) issued staff position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP, which was effective and adopted by the Plan in 2006 and requires the Plan to value the holdings of fully benefit-responsive investment contracts at fair value with an offsetting asset or liability which, when net against the fair value, will equal contract value. Previous reporting of this type of investment is just at contract value. The Statement of Net Assets Available for Plan Benefits reflects amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) shall be presented on the face of the Statement of Net Assets Available for Plan Benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

(d)	Payment of Benefits

Benefits are recorded when paid.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(3)	Investments

A summary of the Plan’s investments as of December 31, 2006 and 2005 is listed below. Investments that represent more than 5% of the Plan’s net assets are separately identified:

	2006		2005
Investments at fair value:
Citigroup, Inc. Common Stock	$4,134,940,504	*	$3,984,754,026	*
State Street Common Stock	10,845,026		9,958,632
U.S. Government and Agency Obligations	120,948,300		145,295,459
Corporate Bonds	82,706,701		96,135,881
Foreign Bonds	13,240,173		14,674,475
Commingled Funds:
S&P 500 Flagship Securities Lending Series Fund	185,226,993		142,974,616
Russell 2000 Index Securities Lending Series Fund	24,449,511		18,975,363
Passive Bond Market Index Securities Lending Fund	129,093,338		105,864,500
Daily Emerging Markets Index Non Lending Series Fund	25,448,793		20,162,523
Daily Emerging Markets Index Lending Series Fund	75,343,563		59,546,902
Invesco SPG 500 Index Trust Fund	996,369,511	*	899,005,689	*
Russell 2000 Index Securities Lending Fund	468,063,788		355,480,229
Mutual funds:
Citifunds Institutional Liquid Reserve Fund	609,900,603		446,767,393
DFA International Value Portfolio IV	667,460,651	*	323,515,176
Emerging Markets Portfolio IV	—		36,058,896
Euro Pacific Growth Fund	578,603,074		410,188,319
Legg Mason Partners Capital Fund	257,682,613		287,014,878
Legg Mason Partners Small Cap Value Fund	83,966,192		75,192,122
Legg Mason Partners Government Securities Fund	92,854,476		99,740,739
Legg Mason Partners Global High Yield Bond Fund	115,205,376		98,777,145
Legg Mason Partners Aggressive Growth Fund	803,846,255	*	780,443,308	*
Legg Mason Partners Appreciation Fund	435,909,026		395,801,238
Legg Mason Partners Fundamental Value Fund	118,491,671		65,029,501
Legg Mason Partners Large Capital Growth Fund	350,258,758		344,709,887
Salomon Brothers Investor Fund	—		161,153,331
Templeton Developing Markets Trust	521,567,235		330,351,094
Wasatch Small Capital Growth Fund	81,523,849		71,458,771
Guaranteed Investment Contracts (GIC)	1,579,600,290		1,605,783,787
Wrapper Contracts	165,008		—
Other insurance contracts	49,468		119,064
Short-term investment funds, at cost	133,423,557		58,420,974
Participant loans, at cost	225,864,437		221,390,267

Total investments	$12,923,048,740		$11,664,744,185

*	Represents investments greater than 5% or more of the Plan’s Net Assets
As of December 31, 2006 and 2005, included in GIC are contracts related to Qualified Voluntary Employee Contributions (QVEC) that were discontinued in 1987 as a type of employee contribution. These contracts are frozen to new contributions and participants. At December 31, 2006 and 2005, the Plan held $30.1 million and $32.3 million in QVEC-related contracts, respectively. In connection with acquisitions made by the Company or a predecessor company, the Plan’s investments as of December 31, 2006 and

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
2005 also include $10.8 million and $10.0 million, respectively, of State Street Common Stock Fund, a closed fund.
The Plan’s investments (including investments bought and sold during the year) appreciated in value by $1,179.3 million in 2006 and $309.8 million in 2005 as follows:

	2006	2005
Common stock	$548,828,672	20,615,864
Mutual and commingled funds	631,734,240	302,300,741
Bonds	(1,264,775)	(13,104,856)

	$1,179,298,137	309,811,749

(4)	Nonparticipant-Directed Investments

Employer Matching Contributions paid to the Plan on behalf of a participant must stay in the Citigroup Common Stock Fund for five Plan years. After five Plan years, the restriction on the contribution made five years previously lapses, and that portion of contributions and of earnings can be transferred to any of the available investment options.

This five-year restriction also lapses when the participant reaches age 55. Once a participant is vested in his or her contributions, the funds are nonforfeitable and will become available for distribution or withdrawal in accordance with the terms of the Plan.

Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investment is as follows:

	2006	2005
Net assets:
Common stock	$627,258,648	573,603,425
Employer contributions receivable	75,161,778	69,237,764

Total	$702,420,426	642,841,189

Changes in net assets:
Employer contributions, net of forfeitures	$75,161,778	69,237,764
Net appreciation in fair value of investments	80,649,179	6,794,394
Dividend income	10,227,271	9,474,028
Transfer to unrestricted investments	(59,789,763)	(62,828,666)
Benefits paid	(46,669,228)	(50,145,791)

Total	$59,579,237	(27,468,271)

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(5)	Investment Contracts with Insurance Company

Included in the Stable Value Fund are fully benefit-responsive investment contracts. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements and adjusted from fair value to contract value as reported to the Plan by the investment manager and State Street Bank and Trust (State Street), the custodian. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at fair value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2006 and 2005 ranged from 3.01% to 5.25% and from 2.68% to 7.10%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2006 and 2005, respectively, the fair market value of GICs amounted to $1,580 million and $1,606 million.

Effective October 1, 2005, Standish Mellon replaced Dwight Management Company as the investment manager for the Stable Value Fund.

The statement of net assets available for plan benefits of the fund is prepared on a basis that reflects income credited to participants in the fund and realized and unrealized gains and losses only on those investment contracts that are not deemed fully benefit-responsive as given below:

	2006	2005
Portfolio characteristics:
Average yield earned by entire fund	4.65%	4.23%
Return on assets for 12 months	4.66	Not applicable
Current credit rate	4.74	4.30
Duration	3.31	3.95

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The below tables represent a listing of the underlying GICs held by the Plan and a reconciliation to the GICs as reported at fair value:

2006
						Investment
						fair value
	S&P			Adjustment	Wrapper	at
	Moodys		Contract	to contract	contract	December 31,
Issuer	Rating	Yield	value	value	fair value	2006

AIG Financial Products No. 725840	AAA/Aaa	5%	$183,418,380	(2,129,773)	(87,775)	181,200,832
AIG Financial Products No.725839	AA-/Aa3	5	232,289,315	1,148,847	(38,639)	233,399,523
IXIS Financial Products, Inc No.725839	AAA/Aaa	5	30,272,365	(35,364)	—	30,237,001
IXIS Financial Products, Inc No.937-25	AA-/Aa3	5	232,289,865	1,148,296	(38,639)	233,399,522
Mass Mutual Life Insurance No. 35094	AAA/Aa1	3	28,551,919	(825,192)	—	27,726,727
Mass Mutual Life Insurance No. 35010	AAA/Aa1	4	24,843,811	(484,323)	—	24,359,488
Metlife Insurance Company	AA/Aa2	3	82,988,938	(1,375,426)	—	81,613,512
Metlife Insurance Company No.908813	AA/Aa2	4	63,341,612	(1,518,646)	—	61,822,966
Metropolitan Insurance Company No. 28731	AA/Aa2	5	18,963,965	(156,274)	—	18,807,691
Metlife and Annuity Contract (QVEC)	AA/Aa2	5	6,507,031	—	—	6,507,031
Metlife and Annuity Contract (QVEC 2005)	AA/Aa2	4	6,369,674	—	—	6,369,674
Metlife and Annuity Contract (QVEC 2006)	AA/Aa2	5	5,469,887	—	—	5,469,887
Metlife and Annuity Contract (QVEC 2004)	AA/Aa2	1	4,396,268	—	—	4,396,268
Metlife and Annuity Contract (QVEC 2003)	AA/Aa2	4	7,348,113	—	—	7,348,113
Monumental Life Insurance (Aegon) No. SV04358Q	AA/Aa3	3	21,429,395	(560,923)	—	20,868,472
Monumental Life Insurance (Aegon) No. SV04359Q	AA/Aa3	4	7,855,313	(174,752)	—	7,680,561
Monumental Life Insurance (Aegon) No. SV04434Q	AA/Aa3	4	11,058,079	(194,863)	—	10,863,216
Monumental (Aegon) No. SV04489Q	AA/Aa3	4	21,623,519	(376,293)	—	21,247,226
Monumental Life Insurance (Aegon) No. SV04490Q	AA/Aa3	4	21,638,560	(423,684)	—	21,214,876
Monumental Life Insurance (Aegon) No. 00731tr	AA+/Aa1	5	138,265,721	(977,845)	43,931	137,331,807
New York Life Insurance Contract GA 31481	AA+/Aaa	4	9,269,331	(1,027)	—	9,268,304
New York Life Insurance Contract GA 31481-003	AA+/Aaa	4	64,629,733	(494,286)	—	64,135,447
New York Life Insurance Contract GA 31481-002	AA+/Aaa	4	16,969,774	(249,066)	—	16,720,708
Principal Capital Management No. 4-29618-7	AA/Aa2	4	22,745,025	(161,706)	—	22,583,319
Principal Capital Management No. 4-29618-8	AA/Aa2	3	7,633,068	(678)	—	7,632,390
Principal Capital Management No. 4-29618-9	AA/Aa2	5	33,311,585	(646,291)	—	32,665,294
Principal Capital Management No. 4-29618-10	AA/Aa2	5	43,405,138	(616,112)	—	42,789,026
Royal Bank of Canada	AAA/Aaa	5	183,411,645	(2,168,434)	(43,886)	181,199,325
SunAmerica Life Insurance No. 5096	AA+/Aa2	4	34,088,020	(811,661)	—	33,276,359
SunAmerica Life Insurance No. 5104	AA+/Aa2	3	28,641,115	(1,175,390)	—	27,465,725

Portfolio totals			$1,593,026,164	(13,260,866)	(165,008)	1,579,600,290

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005

2005
					Investment
					fair value
	S&P			Adjustment	at
	Moodys		Contract	to contract	December 31,
Issuer	Rating	Yield	value	value	2005
AUSA Contract No. SV04244Q	AA/Aa3	5%	$8,363,718	(1,098)	8,362,620
Mass Mutual Life Insurance Contract No. 35094	AAA/Aa1	3	27,714,441	(1,106,568)	26,607,873
Mass Mutual life Insurance Contract No. 35010	AAA/Aa1	4	23,908,055	(509,528)	23,398,527
Metlife Insurance Company Contract 28710	AA/Aa2	3	20,843,794	(1,882)	20,841,912
Metlife Insurance Company Contract 28978	AA/Aa2	3	6,268,533	(454)	6,268,079
Metlife Insurance Company Contract 28731	AA/Aa2	5	18,108,480	(22,339)	18,086,141
Metlife and Annuity-01/01/06	AA/Aa2	5	6,455,743	—	6,455,743
Metlife and Annuity-12/31/10	AA/Aa2	4	6,722,837	—	6,722,837
Metlife and Annuity-01/01/09	AA/Aa2	5	4,623,977	—	4,623,977
Metlife and Annuity-12/31/06	AA/Aa2	1	7,715,996	—	7,715,996
Metlife and Annuity-02/06/07	AA/Aa2	4	6,767,958	—	6,767,958
Metlife Insurance Company Contract GR-8	AA/Aa2	4	182,358,546	(2,148,295)	180,210,251
Metlife Insurance Company Contract 16878-1	AA/Aa2	5	441,905,103	3,884,099	445,789,202
Metlife Insurance Company Contract 16878-2	AA/Aa2	4	480,989,428	534,394	481,523,822
Monumental Life Insurance Contract SV04359Q	AA/Aa3	4	7,522,516	(131,444)	7,391,072
Monumental Life Insurance Contract SV04434Q	AA/Aa3	4	10,593,647	(148,336)	10,445,311
Monumental Life Insurance Contract SV04489Q	AA/Aa3	4	20,701,460	(256,715)	20,444,745
Monumental Life Insurance Contract SV04490Q	AA/Aa3	4	20,707,933	(297,144)	20,410,789
New York Life Insurance Contract GA-31481	AA+/Aaa	4	8,900,474	(88,718)	8,811,756
New York Life Insurance Contract GA-31482-002	AA+/Aaa	4	62,273,251	(960,228)	61,313,023
New York Life Insurance Contract GA-31483-003	AA+/Aaa	4	16,336,879	(302,019)	16,034,860
Principal Capital Management Contract 4-29618-7	AA/Aa2	4	21,898,829	(307,291)	21,591,538
Principal Capital Management Contract 4-29618-8	AA/Aa2	3	7,388,212	(128,619)	7,259,593
Principal Capital Management Contract 4-29618-5	AA/Aa2	5	30,805,437	(4,198)	30,801,239
Principal Capital Management Contract 4-29618-9	AA/Aa2	5	31,857,584	(399,112)	31,458,472
Principal Capital Management Contract 4-29618-10	AA/Aa2	5	41,470,877	(308,742)	41,162,135
SunAmerica Life Insurance Contract 5096	AA+/Aa2	4	32,778,853	(813,215)	31,965,638
SunAmerica Life Insurance Contract 5104	AA+/Aa2	3	27,713,919	(1,314,883)	26,399,036
Trans Financial Life Insurance Contract SV04358Q	AA/Aa3	3	27,664,087	(744,445)	26,919,642

Portfolio totals			$1,611,360,567	(5,576,780)	1,605,783,787

(6)	Risk and Uncertainties

The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections and one election that is closed to new contributions. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund and State Street Common Stock Fund, which primarily invest in the securities of a single issuer.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(7)	Related-Party Transactions

Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor as defined by the Plan.

During 2005, certain Plan investments were shares of registered investment companies (mutual funds) that were valued by Salomon Brothers Asset Management Inc. and Smith Barney Fund Management LLC (formerly Mutual Management Corporation). Both were subsidiaries of the Company, and together comprised CAM. Effective April 7, 2006, certain Plan investments are shares of registered investment companies (mutual funds) that are valued by Legg Mason Partners.

Certain Plan investments are shares of commingled trust funds managed by State Street and common stock issued by State Street. State Street is the custodian of the Plan’s assets.

At December 31, 2006 and 2005, Citibank, N.A. was the Trustee for the Plan’s related trust. Citibank, N.A. is an indirect wholly owned subsidiary of the Company.

The Company and State Street Corporation created CitiStreet, a joint venture, whereby CitiStreet provides administrative, outsourcing, investment management, and investment advisory services to the employee benefit plans of corporate, governmental, and other organizations. CitiStreet manages the administration and recordkeeping for the Plan.

The value of the Company’s common stock was $4,135 million and $3,985 million at December 31, 2006 and December 31, 2005, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated June 5, 2002 that the Plan and related trust are established in accordance with applicable sections of the Code and that therefore, the Plan qualifies as tax exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan is as amended, continues to be qualified as tax-exempt and currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan’s financial statements.

(9)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the participants’ accounts shall become 100% vested and, therefore, will not be subject to forfeiture.

(10)	Administrative Expenses

Administrative fees are charged to participant accounts on a pro rata basis. Investment management expenses are paid by the Plan to the extent allowed in accordance with the Plan document.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(11)	Subsequent Events

The Plan Sponsor intends to make the following design changes to the Plan effective January 1, 2008:
•	The Plan Company Matching Contribution will be increased to a maximum of 6% of the participant’s eligible pay (up to the annual compensation maximum set by the Code, the 2007 limit is $225,000) for eligible employees at all compensation levels. The Company Matching Contribution will be calculated as the lesser of 6% of the eligible pay or the amount of their contributions to the Plan. The Company also will make a fixed contribution of up to 2% of eligible pay to the Plan accounts of eligible participants whose total compensation is less than $100,000.

•	A transition contribution will be made to the 401(k) accounts of certain employees (generally, employees with longer service) whose total contribution opportunity from the Company under the current programs (cash balance pension, 401(k) matching contribution, and Citigroup Ownership Program) exceeds the total of the maximum matching contribution and, if eligible, the fixed contribution under the new plan design.

•	Employees acquired from January 1, 2007 to December 31, 2007, will receive a one-time contribution to their Plan account. The contribution will represent the value of the 2007 cash balance credit, if any, that would have been contributed to their pension, plan account. The contribution will be deposited into their Plan account during the first quarter 2008; the participant does not need to be contributing into the Plan to receive the one-time contribution.
Based on amendments effective January 1, 2007 the Plan will change as follows:
•	Past and future Company Matching Contributions that were initially invested in the Citigroup Common Stock Fund and had to remain in the fund for five years or until a participant attained age 55 can be transferred into other Plan investments.

•	Part-time employees scheduled to work 20 hours or more a week will be eligible to contribute to the Plan on the first day of the first pay period following their date of hire. Part-time employees who become eligible to participate in the Plan effective January 1, 2007, or later, will be enrolled to contribute automatically 90 days after the eligibility date. If the participants do not want to be enrolled automatically in the Plan, they have a 90-day grace period from their eligibility date to decline enrollment.

•	Participants whose first date of hire is on or after January 1, 2007 and who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing their Before-Tax Contributions to be increased by 1% annually up to a maximum of 10% unless the participant directs otherwise.

•	A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loans. The fee will be deducted from the participant’s plan account at the time his or her loan request is processed.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
•	The definition of Compensation has been clarified to exclude any amount attributable to any extraordinary payments, including, but not limited to, special one-time compensation arrangements, payments related to settlements, or forgivable loans, unless specifically set forth in the Plan document or in an agreement or statement of policy approved by the Senior Human Resources Officer of Citigroup Inc.

•	Effective June 1, 2007, the Ecount, Inc. 401(k) Plan was merged into the Plan. The assets were transferred into the Plan on June 7, 2007. Ecount employees became eligible to participate in the Plan on March 1, 2007.

•	Effective February 7, 2007, Citigroup acquired 70 employees of Capmark’s “Housing Bond Sector”. The participants are eligible to rollover their previous employer plan balances to the Plan.

•	Effective March 1, 2007, Citigroup acquired a business segment of 2,500 employees from ABN AMRO. Employees are allowed to keep their balances in the ABN AMRO Plan or rollover their balances into the Plan.

•	Effective April 24, 2007, the ABN AMRO 401(k) Retirement Savings Plan outstanding loan balances were transferred into the Plan, if the participant so requested.
(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the Financial Statements to amounts reported on Form 5500 as of and for the year ended December 31, 2006:

Net assets available for plan benefits per the financial statements	$13,023,406,127
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(13,260,866)

Net assets available for benefits per the Form 5500	$13,010,145,261

Net increase in net assets after transfer to other plan per the financial statements	$1,272,764,705
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	(13,260,866)

Net income per Form 5500	$1,259,503,839

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2006
Cash and cash equivalents:
* State Street Bank Short Term Investment Fund			68,153,495	$68,153,495	68,153,495
* State Street Bank Short Term Investment Fund for
Guarantee Investment contracts			65,270,062	65,270,062	65,270,062

			133,423,557	133,423,557	133,423,557

Common stock fund:
Common stock:
* Citigroup, Inc.			74,235,916	1,505,297,450	4,134,940,504
* State Street Corporation			160,810	2,889,032	10,845,026

			74,396,726	1,508,186,482	4,145,785,530

Fixed-income fund:
U.S. Government and Agency obligations:
Federal Home Loan PC Pool E89746	6.000%	05/01/2017	665,228	696,619	674,714
Federal Home Loan Mortgage Corporation	6.000	06/15/2011	5,543,840	6,257,372	5,774,114
Federal Home Loan Mortgage Corporation	5.750	04/15/2008	5,044,395	5,579,664	5,081,678
Federal National Mortgage Association	5.500	05/01/2021	2,412,183	2,424,621	2,411,831
Federal National Mortgage Association	6.500	12/01/2012	52,228	52,555	53,455
Federal National Mortgage Association	4.500	01/01/2019	5,435,716	5,309,590	5,256,607
Federal National Mortgage Association	6.500	11/01/2012	41,725	41,985	42,705
Federal National Mortgage Association	6.500	08/01/2012	2,320	2,338	2,364
Federal National Mortgage Association	6.375	06/15/2009	1,298,557	1,372,940	1,339,740
Federal National Mortgage Association	6.000	05/15/2008	7,621,531	8,402,440	7,708,158
Federal National Mortgage Association	5.250	04/15/2007	5,294,117	5,727,468	5,295,197
Federal National Mortgage Association	4.625	10/15/2014	1,798,002	1,818,347	1,756,195
Freddie Mac	4.500	01/15/2014	4,395,116	4,286,878	4,271,099
U.S. Treasury Bill	4.800	03/15/2007	899,001	888,116	890,428
U.S. Treasury Notes	4.500	11/15/2015	19,208,656	18,780,235	18,913,016
U.S. Treasury Notes	6.625	05/15/2007	1,558,269	1,731,366	1,566,973
U.S. Treasury Notes	6.500	02/15/2010	5,853,496	6,762,338	6,149,144
U.S. Treasury Notes	6.125	08/15/2007	609,323	669,373	613,179
U.S. Treasury Notes	5.625	05/15/2008	2,197,558	2,454,743	2,217,646
U.S. Treasury Notes	4.875	07/31/2011	7,142,064	7,214,600	7,192,280
U.S. Treasury Notes	3.875	09/15/2010	6,492,785	6,268,843	6,311,442
U.S. Treasury Notes	4.250	08/15/2014	3,356,271	3,347,457	3,257,942
U.S. Treasury Notes	4.250	08/15/2013	19,313,540	19,289,353	18,829,195
U.S. Treasury Notes	4.000	02/15/2015	2,402,331	2,330,908	2,288,501
U.S. Treasury Notes	3.500	02/15/2010	6,592,674	6,322,481	6,360,902
U.S. Treasury Notes	3.250	08/15/2008	1,748,058	1,759,680	1,704,902
U.S. Treasury Notes	3.000	02/15/2008	5,094,339	5,001,805	4,984,893

			122,073,323	124,794,115	120,948,300

Corporate bonds:
American General Financial Corporation	5.375%	09/01/2009	359,600	381,162	360,207
American International Group, Inc.	5.100	10/01/2015	899,001	881,848	874,167
AT&T Wireless Services Inc.	7.500	05/01/2007	654,273	730,908	658,235
Atlantic Richfield Company	5.900	04/15/2009	1,867,924	1,837,048	1,895,910
Bank America Corporation	5.630	10/14/2016	2,916,759	2,984,982	2,969,587
Bank One Issuance Trust	3.900	04/16/2012	1,398,446	1,398,045	1,360,839
Bellsouth Corporation	4.200	09/15/2009	399,556	393,511	388,423
Boeing Capital Corporation	6.100	03/01/2011	384,573	374,808	397,307
Burlington North Santa Fe Corporation	4.875	01/15/2015	1,798,002	1,794,971	1,724,676
Capital One Bank Medium Term SR	6.500	06/13/2013	849,057	912,788	895,016
Capital One Master Trust	4.900	03/15/2010	948,946	948,547	947,777
Capital One Multi Asset Executive	4.700	06/15/2015	1,298,557	1,296,384	1,276,497
Capital One Multi Asset Executive	3.700	07/15/2011	699,223	697,940	682,405
Chase Manhattan Bank First Union	7.400	08/15/2031	1,498,335	1,759,724	1,566,400
CIT Group Inc.	7.375	04/02/2007	499,445	515,907	501,823
Comcast Cable Communication Inc.	6.875	06/15/2009	1,048,835	1,115,720	1,084,962
Comcast Cable Communication Inc.	6.750	01/30/2011	389,567	404,877	408,184
Credit Suisse First Boston Marketing	5.100	08/15/2038	1,298,557	1,274,508	1,273,644
Credit Suisse First Boston USA	6.125	11/15/2011	569,227	568,595	594,724
CSX Corporation	6.250	10/15/2008	219,756	219,178	222,839
CVS Corporation	6.125	08/15/2016	769,145	766,192	793,601
Daimler Chrysler North America	6.500	11/15/2013	499,445	548,650	512,783
Dominion Res Inc	5.150	07/15/2015	1,323,529	1,236,497	1,281,988
ERP Operation LTD Partnership	5.250	09/15/2014	849,057	866,236	839,539
Embarq Corporation	6.740	06/01/2013	1,378,468	1,382,630	1,410,873
Federated Retail Holding, Inc	5.900	12/01/2016	998,890	1,005,263	997,337

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

						Market value
						at
				Number of		December 31,
Identity of issue		Interest rate	Maturity date	shares/units	Cost	2006
	General Electric CAP Corporation	6.500%	12/10/2007	1,498,335	$1,705,120	1,514,770
	General Electric CAP Corporation	5.875	02/15/2012	1,997,780	2,118,781	2,054,345
	General Electric CAP Corporation	3.500	05/01/2008	998,890	997,891	976,764
	General Mills Incorporated	5.125	02/15/2007	948,946	987,996	948,276
	Goldman Sachs Group, Inc.	4.750	07/15/2013	1,941,834	1,939,679	1,928,439
	Greenwich Capital Commercial Funding Corporation	5.300	04/10/2037	1,298,557	1,305,036	1,290,978
	Home Depot Inc	5.250	12/16/2013	948,946	943,527	941,888
	Household Financial Corporation	4.750	05/15/2009	3,296,337	3,402,054	3,260,677
	HSBC Financial Corporation	6.750	05/15/2011	2,397,336	2,573,492	2,537,197
	International American Dev Bank	5.750	02/26/2008	1,338,513	1,327,363	1,346,749
	International Business Machines	5.375	02/01/2009	399,556	377,525	400,970
	J P Morgan Chase Commercial Mortgages Securities	5.300	01/12/2043	1,398,446	1,405,366	1,401,720
	J P Morgan Chase Commercial Mortgages Securities	5.800	06/12/2043	1,098,779	1,104,198	1,136,459
	J P Morgan Chase Commercial Mortgages Securities	5.500	12/12/2044	1,498,335	1,505,738	1,512,548
	J P Morgan Chase and Company	4.500	01/15/2012	2,776,914	2,715,600	2,677,784
	Kraft Foods Inc.	4.000	10/01/2008	599,334	596,769	586,167
	Lehman Brothers Holdings Inc.	3.500	08/07/2008	1,348,502	1,342,582	1,310,884
	Lehman Brothers Holdings Inc.	5.750	01/03/2017	264,706	264,058	268,093
	Liberty Mutual Group Inc	6.700	08/15/2016	604,328	634,196	637,552
	Lockheed Martin Corporation	7.700	05/01/2016	549,390	660,932	633,864
	Master Asset Securitization TR	4.500	09/25/2018	1,374,155	1,361,273	1,317,472
	MBNA Corporation Service MTN	6.125	03/01/2013	249,723	249,553	259,299
	Merrill Lynch and Company Inc.	6.000	02/17/2009	199,778	218,160	203,032
	Merrill Lynch and Company Inc.	4.250	02/08/2010	2,217,536	2,151,027	2,154,800
	Metlife CFC Commingled MTG Trust	1.000	06/12/2046	1,098,779	1,104,795	1,148,284
	Morgan Stanley Group, Inc.	5.800	04/01/2007	807,253	806,357	749,665
	Morgan Stanley Group, Inc.	5.300	03/01/2013	1,098,779	1,094,637	1,095,492
	Motorola, Inc.	7.625	11/15/2010	47,947	54,459	51,626
	News American Holdings Inc.	9.250	02/01/2013	499,445	638,291	586,034
	Norfolk Southern Corporation	8.625	05/15/2010	499,445	592,282	551,838
	Norfolk Southern Corporation	5.300	09/17/2014	998,890	1,007,625	989,851
	Phillips Peter Company	8.750	05/25/2010	619,312	739,774	686,246
	PPL Energy Supply LLC	6.200	05/15/2016	1,248,613	1,247,933	1,283,465
	Residential Capital Corporation	6.500	04/17/2013	1,198,668	1,217,745	1,214,772
	SBC Communications Inc.	5.100	09/15/2014	799,112	787,885	775,897
	Simon Property Group LP	6.100	05/01/2016	549,390	573,035	569,485
	Simon Property Group LP	5.600	09/01/2011	1,048,835	1,048,548	1,057,286
	Structured ADJ Rate Mortgage LN Trust	5.000	09/25/2034	529,631	543,700	535,022
	Time Warner Inc.	6.875	05/01/2012	299,667	334,179	316,673
	Time Warner Inc.	5.500	11/15/2011	1,298,557	1,299,090	1,295,234
	Toyota Motor Credit Corporation	5.500	12/15/2008	1,698,113	1,609,492	1,703,099
	Unilever Capital	7.125	11/01/2010	399,556	435,963	424,418
	Valero Energy Corporation	6.875	04/15/2012	1,798,002	2,019,480	1,901,046
	Verizon Communications Inc	5.400	02/15/2011	1,548,280	1,536,306	1,550,786
	Viacom Inc	5.750	04/30/2011	1,398,446	1,393,482	1,399,161
	Wachovia Bank National Assn Med Term	4.800	11/01/2014	299,667	276,853	287,274
	Wachovia Corporation	6.250	08/04/2008	1,198,668	1,336,141	1,211,725
	Wells Fargo and Company	5.125	09/01/2012	1,498,335	1,561,068	1,494,547
	Wellpoint Inc	5.000	01/15/2011	1,191,908	1,191,908	1,184,040
	Weyerhaeuser Company	6.125	03/15/2007	132,194	132,194	122,950
	WYETH	5.500	02/15/2016	1,297,362	1,297,362	1,300,315

				82,163,983	84,065,419	82,706,701

Foreign bonds:
	Bayerische Landes Bank	5.875%	12/01/2008	1,598,224	1,561,265	1,613,888
	British Columbia Province Canada	5.375	10/29/2008	1,578,246	1,511,455	1,588,527
	British Telecommunications Place	8.130	12/15/2010	1,298,557	1,489,503	1,449,203
	Deutsche Telekom International	8.000	06/15/2010	479,467	564,733	519,183
	France Telecom SA	7.750	03/01/2011	1,398,446	1,570,667	1,523,290
	Italy REP	5.625	06/15/2012	1,947,836	2,030,747	1,997,899
	National Australia Bank Ltd.	8.600	05/19/2010	1,578,246	1,766,200	1,740,321
	South Africa Republic	6.500	06/02/2014	699,223	698,174	735,058
	Telecom Italia CAP	5.250	10/01/2015	1,897,891	1,792,767	1,772,837
	United Mexican States	5.630	01/15/2017	299,667	298,438	299,967

				12,775,803	13,283,949	13,240,173

Commingled Funds:
Conservative Focus Fund:
*	S&P500 Flagship Securities Lending Series Fund-Class A			37,072	7,816,876	9,966,577
*	Russell 2000 Index Securities Lending Series Fund-Class A			51,314	1,001,503	1,315,067
*	Passive Bond Market Index Securities Lending Fund-Class A			1,419,046	22,547,680	24,433,118
*	Daily Emerging Markets Index Non Lending Series Fund			65,295	868,552	1,368,588
*	Daily Emerging Markets Index Lending Series Fund -Class T			191,183	2,716,841	4,054,045

				1,763,910	34,951,452	41,137,395

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

						Market value
						at
				Number of		December 31,
Identity of issue		Interest rate	Maturity date	shares/units	Cost	2006
Moderate Focus Fund:
*	S&P500 Flagship Securities Lending Series Fund-Class A			388,254	$77,111,254	104,379,797
*	Russell 2000 Index Securities Lending Series Fund-Class A			537,822	9,121,740	13,783,299
*	Passive Bond Market Index Securities Lending Fund-Class A			4,956,999	72,431,672	85,349,603
*	Daily Emerging Markets Index Non Lending Series Fund			684,449	7,302,066	14,346,058
*	Daily Emerging Markets Index Lending Series Fund -Class T			2,002,236	20,866,632	42,457,419

				8,569,760	186,833,364	260,316,176

Aggressive Focus Fund:
*	S&P500 Flagship Securities Lending Series Fund-Class A			263,650	55,448,857	70,880,619
*	Russell 2000 Index Securities Lending Series Fund-Class A			364,880	6,882,978	9,351,145
*	Passive Bond Market Index Securities Lending Fund-Class A			1,121,537	17,587,369	19,310,617
*	Daily Emerging Markets Index Non Lending Series Fund			464,415	5,785,464	9,734,147
*	Daily Emerging Markets Index Lending Series Fund -Class T			1,359,684	17,517,438	28,832,099

				3,574,166	103,222,106	138,108,627

S&P 500 Fund:
	Invesco SPG 500 Index Trust Fund			73,748,882	737,038,250	996,369,511

				73,748,882	737,038,250	996,369,511

G.A. Russell 2000 Index Fund:
*	Russell 2000 Index Securities Lending Fund			18,263,766	313,031,833	468,063,788

				18,263,766	313,031,833	468,063,788

Mutual Funds:
Liquid Reserve Fund:
*	Citifunds Institutional Liquid Reserve Fund			609,900,603	609,900,603	609,900,603
International Fund:
	DFA International Value Portfolio IV			34,996,814	470,371,050	667,460,651
Euro Pacific Fund:
	Euro Pacific Growth Fund			12,427,042	554,831,713	578,603,074
Capital Fund:
*	Legg Mason Partners Capital Fund			8,363,603	266,976,246	257,682,613
Small Capital Value Fund:
*	Legg Mason Partners Small Cap Value Fund			3,519,120	77,788,463	83,966,192
Government Fund:
*	Legg Mason Partners Government Securities Fund			9,592,405	95,502,919	92,854,476
High Yield Bond Fund:
*	Legg Mason Partners Global High Yield Bond Fund			13,505,906	114,670,723	115,205,376
Aggressive Growth Fund:
*	Legg Mason Partners Aggressive Growth Fund			6,657,112	505,822,383	803,846,255
Appreciation Fund:
*	Legg Mason Partners Appreciation Fund			28,269,068	354,982,008	435,909,026
Fundamental Value Fund:
*	Legg Mason Partners Fundamental Value Fund			7,163,946	105,833,776	118,491,671
Large Capital Growth Fund:
*	Legg Mason Partners Large Capital Growth Fund			14,111,957	260,810,235	350,258,758
Developing Markets Fund:
	Templeton Developing Markets Trust			18,442,972	384,758,348	521,567,235
Small Capital Growth Fund:
	Wasatch Small Capital Growth Fund			2,210,517	83,345,397	81,523,849

				769,161,065	3,885,593,864	4,717,269,779
Guaranteed Investment Contracts:
**	AIG Financial Products Contract No. 725839	5.100%	01/01/2025	N/A	232,250,676	233,399,523
**	AIG Financial Products Contract No. 725840	4.800	01/01/2025	N/A	183,330,605	181,200,832
**	IXIS Financial Products Inc. Contract No.937-25	5.100	01/01/2025	N/A	232,251,226	233,399,522
	IXIS Financial products Inc. Contract No.725839	1.000	11/17/2019	N/A	30,272,365	30,237,001
	Mass Mutual Life Insurance Contract No. 35094	3.010	06/30/2008	N/A	28,551,919	27,726,727
	Mass Mutual Life Insurance Contract No. 35010	3.900	10/16/2008	N/A	24,843,811	24,359,488
	MetLife Insurance Company Contract No. 908813	4.190	11/01/2010	N/A	63,341,612	61,822,966
	Metlife and Annuity Contract (QVEC)	5.080	02/06/2007	N/A	6,507,031	6,507,031
	Metlife and Annuity Contract (QVEC 2005)	3.810	12/31/2009	N/A	6,369,674	6,369,674
	Metlife and Annuity Contract (QVEC 2006)	4.730	12/31/2010	N/A	5,469,887	5,469,887
	Metlife and Annuity Contract (QVEC 2004)	5.100	01/01/2008	N/A	4,396,268	4,396,268
	Metlife and Annuity Contract (QVEC 2003)	6.080	01/01/2008	N/A	7,348,113	7,348,113
	Metlife Insurance Company	1.000	01/01/2099	N/A	82,988,938	81,613,512
	Metropolitan Insurance Company Contract No. 28731	4.710	11/30/2009	N/A	18,963,965	18,807,691
	Monumental Life Insurance (Aegon) Contract No. SV04490Q	4.480	03/31/2010	N/A	21,638,560	21,214,876
	Monumental Life Insurance (Aegon) Contract No. SV04359Q	4.410	04/30/2010	N/A	7,855,313	7,680,561
	Monumental Life Insurance (Aegon) Contract No. SV04434Q	4.370	08/15/2009	N/A	11,058,079	10,863,216
**	Monumental Life Insurance (Aegon) Contract No. 00731tr	4.700	01/01/2025	N/A	138,309,652	137,331,807
	Monumental (Aegon) Contract No. SV04489Q	4.440	11/16/2009	N/A	21,623,519	21,247,226
	Monumental Life Insurance (Aegon) Contract No. SV04358Q	3.270	01/15/2009	N/A	21,429,395	20,868,472
	New York Life Insurance Contract GA-31481	4.130	11/30/2007	N/A	9,269,331	9,268,304
	New York Life Insurance Contract GA-31481-003	3.860	04/15/2008	N/A	16,969,774	16,720,708
	New York Life Insurance Contract GA-31481-002	3.770	03/31/2008	N/A	64,629,733	64,135,447
	Principal Capital Management Contract No. 4-29618-10	4.650	03/14/2010	N/A	43,405,138	42,789,026
	Principal Capital Management Contract No. 4-29618-7	3.850	03/30/2008	N/A	22,745,025	22,583,319
	Principal Capital Management Contract No. 4-29618-9	4.550	08/14/2010	N/A	33,311,585	32,665,294
	Principal Capital Management Contract No. 4-29618-8	3.300	04/29/2007	N/A	7,633,068	7,632,390
**	Royal Bank of Canada	4.800	01/01/2025	N/A	183,367,759	181,199,325
	SunAmerica Life Insurance Contract No. 5096	3.980	04/15/2009	N/A	34,088,020	33,276,359
	SunAmerica Life Insurance Contract No. 5104	3.330	06/30/2009	N/A	28,641,115	27,465,725

					1,592,861,156	1,579,600,290

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2006
Other Insurance Contract:

Universal Life Insurance Contract	5.000%		N/A	$49,468	49,468

				49,468	49,468

Wrapper Contracts:
AIG Financial Products Contract No. 725839			N/A	N/A	38,639
AIG Financial Products Contract No. 725840			N/A	N/A	87,775
IXIS Financial Products Inc. Contract No.937-25			N/A	N/A	38,639
Monumental Life Insurance (Aegon) Contract No. 00731tr			N/A	N/A	(43,931)
Royal Bank of Canada			N/A	N/A	43,886

					165,008

* Participant loans	33,064 loans to participants with interest rates of 4.75% to 14.50% with maturities up to 20 years.			225,864,437	225,864,437

Totals			1,299,914,941	$8,943,199,452	12,923,048,740

*	Parties in interest, as defined by ERISA
**	These are Synthetic GIC contracts. Synthetic GICs consist of wrapper contracts, such as those issued by the issuers noted herein, combined with underlying investments. The underlying investments include commercial paper, government treasuries/agencies, residential and commercial mortgages, commingled funds, corporate and municipal bonds and mutual funds.

See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CITIGROUP 401(k) PLAN
Date: June 28, 2007
	By:	/s/ Michael E. Schlein
Michael E. Schlein Head of Global Corporate Affairs, Human Resources and Business Practices

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of KPMG LLP, Independent Registered Public Accounting firm